July 3, 2006

Mail Stop 3561

Via US Mail and Facsimile

Ms. Kathleen C. Haines
Senior Vice President, Chief Financial Officer and Treasurer
One Station Place
Stamford, Connecticut 06902

Re: OMI Corporation
Form 10-K for the year ended December 31, 2005
Commission file #: 001-14135

Dear Ms. Haines:

We have reviewed your June 16, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Form 10-K for the year ended December 31, 2005

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Principles

- Revenue Recognition

1. We note from your response to our prior comment 2 that you have followed the guidance in EITF 99-19 in determining that it is appropriate to recognize the Gemini Pool's revenues and expenses on a gross basis and consider the agreement similar to that of a lease arrangement. Please provide us with a supplemental copy of the agreement entered into between the Gemini Pool and the non-OMI vessel owners.

Form 10-Q for the quarter ended March 31, 2006

Note 8. Disposals of Vessels and Contracts for Sales of Vessels

We note from your responses to our prior comment 4 and 5 that because you retained more than a minor part but less than substantially all of the use of the property through the "leaseback," SFAS No. 28 requires you to recognize the gain at the time of sale. Please explain to us how you determined that you retained less than "substantially all" of the use of the property in this transaction. As your response to prior comment number 4 indicates that once a vessel is entered into the pool, Gemini has the right to control the underlying vessel and the right to operate the vessel, we do not understand why you do not have substantially all of the use of the property through the "leaseback" or pool arrangement. Also, please tell us if there are any requirements in the Gemini pool arrangement stating minimum annual usage or profit for each of the vessels (Hudson, Sacramento, and Somjin) or other contractual terms that could be considered similar to "minimum lease payments." Your response should also explain in further detail how pool distributions to participants are determined, under the terms of the pool arrangement.

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As appropriate, please respond via EDGAR to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Linda Cvrkel at 202-551-3813 if you have questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant